Exhibit A


January 29, 1998



Mr. Gerald B. Eckley
President and Chief Executive Officer
Enex Resources Corporation
800 Rockmead
Kingwood, TX  77339

Dear Gerald,

Middle Bay Oil Company, Inc. (hereinafter collectively referred to as "MBOC") is pleased to make the following offer to Enex Resources Corporation, (hereinafter referred as "ENEX"), for due consideration by it's Board of Directors a proposed cash tender offer (the "Tender Offer") by MBOC for all of the outstanding capital stock of ENEX, as described below.

The securities proposed to be purchased shall include 100% of ENEX outstanding common stock and all options and warrants outstanding to purchase common stock (the ENEX common stock hereinafter referred to as the "Shares").

Based on MBOC's present understanding of ENEX, the Tender Offer will offer $15.00 (Cash) per share of ENEX ($20,144,265). In addition, we intend to offer the following: (1) Severance - MBOC is willing to pay your current salary for four years in exchange for your consulting for MBOC and a first right of refusal on all prospects and potential acquisitions that you have the opportunity to acquire over the four-year period, (2) Options - MBOC will offer to the option holders the difference between the exercise price and $15.00 per share in either cash or stock. The stock price is to be determined by taking the previous 10 days average of the means of the closing bid and asked prices of MBOC share immediately prior to closing with Enex Resources Corporation.

This offer is subject to the following understanding between MBOC and ENEX:

1. To the extent allowable by applicable rules and standards, the economic affect of the purchase of ENEX shares by MBOC for accounting purposes shall be retroactive to January 1, 1998 at 7:00 a.m. local time. The closing of the Tender Offer and purchase shall occur at a mutually acceptable date, time and place, but in no event later than March 15, 1998.

2. MBOC reserves the right to withdraw this offer if written notice of acceptance of this letter is not received by MBOC by 5:00 p.m. Central Standard Time on January 29, 1998.

3.    Conditions precedent to proceeding with the Tender Offer are as follows:

      a. On or before February 20, 1998, ENEX shall have reviewed a draft of MBOC's tender offer materials, including but not limited to a Tender Offer Statement on form Schedule 14D-1 prepared pursuant to Securities and Exchange Commission ("SEC") Rule 14d-2 as MBOC proposes to use in conducting the Tender Offer (collectively, the "Tender Offer Materials"), and all of ENEX's comments shall have been satisfactorily addressed by MBOC.

      b. MBOC shall have reviewed a draft of ENEX's Solicitation/Recommenda-tion Statement on form Schedule 14D-9 prepared pursuant to SEC Rule 14d-9, and all of MBOC's comments thereon shall have been satisfac-torily addressed by ENEX.

      c. MBOC will complete a satisfactory due diligence review of ENEX, including but not limited to ENEX's title to its properties. The costs of such review shall be borne by MBOC. Subject to the terms of confidentiality set forth in the previously executed confidentiality agreement between MBOC and ENEX, ENEX shall make available, in its offices, upon reasonable prior notice, during normal business hours all of their files, records and data relating to land, legal, geological, engineering, and accounting matters in connection with the properties.



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      d.   Satisfactory review and acceptance by MBOC of the ENEX engineering and geological information and interpretations.

      e. Satisfactory review and acceptance by MBOC of accounting information and current financial statements of ENEX.

      f. There shall occur no adverse material change to the financial and economic status of ENEX from September 30, 1997 until closing.

      g. Securing all requisite governmental consents and approvals, including such as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      h. The absence of any litigation or other governmental proceeding which could result in a material adverse effect on either ENEX or MBOC or which seeks to enjoin the consummation of the Tender Offer.

      i. The absence of any breach of any of the terms and conditions set forth in this letter of intent by the other party.

4. The parties acknowledge that they shall jointly prepare any press release or other disclosure documents required by law and that neither party shall make any public disclosure of this letter of intent or the transactions contemplated hereby without the prior written approval of the other party.

This letter is intended to evidence the understanding which we have reached regarding the proposed transaction and our mutual intent to proceed in good faith and use our best efforts to cause the Tender Offer to be published and distributed to the ENEX shareholders in accordance with the applicable laws and with the terms herein. In consideration of the foregoing and MBOC instructing its counsel to proceed with preparing the Tender Offer materials, you hereby agree that, pending publication of the Tender Offer, you will not, directly or indirectly, solicit, or encourage inquires for proposals to enter into an agreement with regards to the sale of ENEX or its assets except that nothing herein shall be deemed to inhibit ENEX or its officers and directors from taking such actions as may be required to enable them to comply with their fiduciary duties to ENEX shareholders. MBOC and ENEX represent and warrant to each other that neither party has employed any broker or finder in connection with the transactions described in this letter and neither owes nor will owe any consideration to any broker of finder contingent upon the occurrence of future events or transactions, other than Clay Sylvester, whose fee in connection with the transactions described in this letter, if any, shall be paid by MBOC.

If the foregoing is acceptable to you, please sign and return the enclosed copy of this letter. It is understood that this letter expresses the present intent of MBOC, subject to MBOC's satisfaction with its investigation of ENEX's properties and financial, engineering and geological information. In the event that MBOC has not commenced the Tender Offer of $15.00 per share for 100% of ENEX outstanding common stock in accordance with the terms and conditions of this letter of intent on or before February 20, 1998, then this letter of intent shall terminate and be of no further force and effect.

Sincerely,

MIDDLE BAY OIL COMPANY, INC.

/s/ John J. Bassett
John J. Bassett
President and Chief Executive Officer

AGREED AND ACCEPTED THIS 29TH DAY OF JANUARY 1998.

ENEX RESOURCES CORPORATION

By: /s/ Gerald B. Eckley
      Gerald B. Eckley
      President & Chief Executive Officer



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Exhibit C

DATE:             February 19, 1998

TO:               Shareholders of Enex Resources Corporation

FROM:             Board of Directors
                  Enex Resources Corporation

SUBJECT:          Offer to Purchase Enex Resources Corporation Common Stock


Enex Resources Corporation has received an offer from Middle Bay Oil Company, Inc., Houston, Texas, to purchase for cash all of the outstanding shares of Enex. The offer will pay $15.00 per share of Enex common stock, which is approximately 30% higher than the current NASDAQ market trading price.

Enex believes that this offer is fair. It has been recommended and approved by the Enex Board of Directors. We are pleased to recommend this offer to you.


                                          For the Board of Directors




                                          Gerald B. Eckley, President